
Mail Stop 4631

January 31, 2017

Via Facsimile
Ms. Kristina Cerniglia
Chief Financial Officer
Hillenbrand Inc.
One Batesville Boulevard
Batesville, IN 47006

> **Re: Hillenbrand, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2016**
> **Filed November 16, 2016**
> **File No. 1-33794**

Dear Ms. Cerniglia:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2016

Financial Statements

Note 3 – Business Acquisitions, page 51

1.   We note your final and preliminary purchase price allocations associated with your Abel Pumps and Red Valve acquisitions. In the case of the final allocation for Abel Pumps, it appears $94 million of the $95 million purchase price has been allocated to intangible assets, including goodwill. We note a similar allocation to intangibles assets in your preliminary $130.4 million purchase price allocation for Red Valve. Please clarify for us what tangible assets were acquired in these acquisitions and why the fair value

allocations did not ascribe significant value to any tangible assets acquired.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief
Office of Manufacturing and Construction